

Annual Report for DCare Inc ("DCare," or "Diaspocare")

DCare Inc ("DCare," "Diaspocare" the "Company," "we," or "us"), is a Minnesota S-Corp incorporated on November 29, 2021.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document. No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

ABOUT THIS FORM C-AR:
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating

and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://diaspocare.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Name and Address:

DCare Inc

2147 University Ave W, Suite 105, St Paul, MN 55114

Eligibility

The following are true for DCare Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director of the offering:

Employee Name and Title

Serge Alain Wandji, Chief Executive Officer

Employee Background

Serge is a co-founder, President and CEO of DiaspoCare, LLC, a startup in healthcare delivery and digital payments. Serge was recently vice president of strategy, business development and innovation at Children's Hospitals and Clinics of Minnesota.

3-Year Work History

DiaspoCare/DCare, May, 2018 - Present

Children's Hospital, September 2019 - December 2020 Cargill, February 2010 - September 2019

Board and Directorships:

UzObi, January 2022 - Present

Agricycle Global, March 2018 - PresentEmployee Name and Title

Chief Executive Officer

Employee Name and Title

Jote Taddese, Chief Operations Officer, Chief Information Officer

Employee Background

Jote brings over 20-Years of experience as a customer-centric IT executive with proven outcomes of influencing, shaping and executing enterprise strategies that take data and translate into meaningful digital transformations which enable C-Suite business executives to incorporate new insights into their decision-making processes. He is a proven industry thought leader with many years in senior leadership roles with strategic accountabilities in the areas of Data Monetization, Enterprise Data Architecture and Digital Transformation capabilities. In addition to being a C-Suite strategic advisor, a board executive and a social entrepreneur, Jote is also a connector of individual strengths to make dreams come true by approaching every interaction as an opportunity to inspire others and look for what is possible versus focusing on the problem. He is a Lifetime-Learner, a Coach and a Mentor focused on fostering a culture of curiosity to inspire entrepreneurial spirit, innovation and co- creation in order to deliver meaningful business value in global and matrixed organizations.

3-Year Work History

DiaspoCare/DCare, May 2018 - Present Optum, September 2021 - Present University of St Thomas, 2021 - Present Medtronic, 2014 - 2020

Board and Directorships:

 African Diaspora Development Institute (ADDI)- June 2020- Present Prosperity Ready - March 2020 - Present

Books For Africa - January 2018 - Present

Employee Name and Title

Dr. Edwin Bokongo, Chief Medical Officer

Employee Background

Dr. Bokongo the Medical Director and Lead Hospitalist at St. Francis Regional Medical Center in Shakopee, Minnesota, where he has practiced since 2007. Dr. Bokongo's compassionate and innovative approach to healthcare has been recognized by his patients, fellow clinicians and his peers. He was elected president of the Twin Cities Medical Society in 2013. He was further recognized by the Minnesota Medical Association, where he has served on the Board of Directors, as Secretary and Treasurer, and currently as Chairman of the Board. Dr. Bokongo's has been serving the healthcare needs of his community since he first began his career at the University of Nairobi, Kenya. As an innovative entrepreneur, he combines his day-to-day

experience helping patients with his business insights derived from his industry leadership positions to provide unique insight to the healthcare startup community.

3-Year Work History

DiaspoCare/DCare, May 2018 - Present Allina Health, October 2007 - Present Board and Directorships

Minnesota Medical Association, September 2014 - Present

Employee Name and Title

Sean O'Neil, Chief Technical Officer

Employee Background

25 years experience in healthcare technology, having designed, built and implemented some of the largest and most complex healthcare systems in the world. Sean's deep experience in managed healthcare ranges from technology to the clinic and extends to business strategy. He currently leads the Artificial Intelligence solutions team at Optum Health. An expert in scaling systems, Sean is known for his role in rescuing the Healthcare.gov website from it's original, troubled launch and stabilizing it to enable 20+ million Americans to gain access to health insurance. Other large systems of note include his work on the 100,000 Genome project in the UK and the design and implementation of the National Genomics Information System for NHS England - the world's first end-to-end genomic test ordering service implemented at the point of care for an entire country.

Sean's experience with healthcare in Africa dates back to 2012, where he opened his first pharmacies in Ivory Coast. Utilizing extremely cheap Raspberry Pi mini-computers (less than $100 USD), Sean was able to bring digital healthcare management to remote areas of Africa.

3-Year Work History

DiaspoCare/DCare, May 2018 - Present Optum, November 1996-Present

Employee Name and Title

Mike Essien, Chief Legal Counsel

Employee Background

Mike Essien is an intellectual property and business attorney and a Principal at Essien Law Office PLLC. Prior to becoming a lawyer, he worked as a product development engineer at 3M, and is named inventor on two U.S. patents. His bachelor's in chemical engineering is form University of Oklahoma in Norman, Oklahoma and his Juris Doctorate is from Mitchell Hamline College of Law in Saint Paul, Minnesota. He is currently the Board President of Books For Africa, and also serves as board president for the Association of Nigerian Engineers in Minnesota. Mike also does consulting on research and development for several international institutes and is an Assistant Professor of Business Law at University of Wisconsin, Stout.

3-Year Work History

DiaspoCare/DCare, May 2018 - Present

University of Wisconsin Stout, August 2014 - Present Essien Law Office, April 2010 - August 2021

Board and Directorships

Books for Africa, 2008 - Present

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

<u>Principal Security Holder Name</u>

Serge Alain Wandji

Securities

1,555,367

Security Class

Class A Voting Common Stock

Voting Power

22.22%

<u>Principal Security Holder Name</u>

Mike Essien

Securities

915,318

Security Class

Class A Voting Common Stock

Voting Power

13.08%

Principal Security Holder Name

Sean O'Neil

Securities

1,264,932

Security Class

Class A Voting Common Stock

Voting Power

18.07%

Principal Security Holder Name

Fabien Edjou

Securities

454,545

Security Class

Class A Voting Common Stock

Voting Power

6.49%

Principal Security Holder Name

Edwin Bokongo

Securities

968,397

Security Class

Class A Voting Common Stock

Voting Power

13.83%

<u>Principal Security Holder Name</u>

Brittany Drury

Securities

478,268

Security Class

Class A Voting Common Stock

Voting Power

6.83%

<u>Principal Security Holder Name</u>

Jote Tadesse

Securities

1,363,170

Security Class

Class A Voting Common Stock

Voting Power

19.47%

Business and Anticipated Business Plan

Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The founders of DiaspoCare created their platform in 2018 to solve the problems they faced with taking care of their loved ones back home. They created a fintech platform where they could control micropayments directly to the healthcare service providers, ensuring that remitted funds were spent as intended. Starting with pharmacies, their fintech platform now services a range of both healthcare and other services, such as life insurance. Onboarding of new service providers and new service offerings has accelerated in 2022, showing the extensibility and flexibility of the platform. As of May 2022, DiaspoCare now connects the Diaspora with pharmacies, clinics, hospitals, medical specialists, telemedicine, second opinion, health insurance, life insurance, and repatriation of remains insurance.

The business model is two-sided, with commissions and fees being collected on either the service provider side or the consumer side. Furthermore, because of the international currency exchange nature of their financial products, there is additional revenue generated for DiaspoCare because of the exchange. Wrapping together their entire portfolio is their Care Management and Concierge services, an additional revenue source, which provides further peace of mind through "high touch" coordination of services for the loved ones that the Diaspora are caring for back home. The short- term business plan of DiaspoCare is to continue to accelerate the growth of their user base, both on the service provider side and the consumer side through expansion of their marketing efforts and direct outreach. This business plan expands over time to include more countries in Africa, Asia and Latin America, and more products and services for any of the needs of the world's diaspora and migrant communities.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports,

entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€“ it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or

regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional

financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Title of Risk

Low adoption by customers

Description of Risk

The risk exists that fewer than projected payers would signup on the platform to support their family's healthcare's needs. We are focusing initially on customers who support family members with chronic diseases offering them value added services so that profitability can be achieved without large numbers of users.

Such value added services also include a second opinion tele-consultation linking African specialist doctors in the EU and EU/Canada with primary care doctors in Africa.

We have also diversified our product strategy, as a platform, we are onboarding not just pharmacists and clinics but also dentists, insurance companies and other healthcare vendors which products and services are in demand.

Title of Risk

Cyber security risk

Description of Risk

As a platform with a fintech core business we could be vulnerable to cyber attacks targeting customer financial data. To mitigate that risk, we do not store credit card information on our platform but rather on Stripe.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common	10,000,000	8,000,000	1,000,000	*NIA*	Yes

How does the issuer value it's company? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Sean O'Neil	$200,000	5%	June 2024
Pinnacle Bank	$145,060.39	15.24%	October 1 , 2028

What other exempt offerings has the Company conducted within the past three years?

None.

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

None.

Financial Condition of the Issuer

Does the issuer have an operating history?

Yes, our products have been in full public operations since May, 2021. After incorporating in May 2018, DiaspoCare began development of our technology platform, which went into limited pilot operations the following year as we continued to test, refine and enhance our offering. For the following two years, DiaspoCare expanded into three countries: Kenya, Ghana and Nigeria. Our service provider network has expanded to over 600 pharmacies and 230 clinics and hospital systems. Because our technology platform allows for quick onboarding of new service offerings, we now offer access to telemedicine, second medical opinion, health insurance and life insurance, in addition to our initial capabilities for pharmacy and clinic services.

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

DiaspoCare has been fully funded through contributions of the founders. It services one external loan with Pinnacle Bank with an outstanding balance of $145,060 as of 7/02/2022. Total common stock is 10,000,000 shares. Founders control 80% of common stock. Option equity allocated totals 10% of common stock. The remaining 20% of common stock is unallocated. Founders also retain convertible loan notes totaling $300,000. In the first four months of 2022, DiaspoCare's operations have accelerated significantly. Transaction counts increased 60%, user accounts grew 50%, beneficiaries on the platform increased 70%, pharmacies increased 20% and clinics have over tripled in number. External partnership contracts have rapidly accelerated, with three new service providers onboarding in 2022 (telemedicine, medical second opinion, life insurance).

Revenue

The Company saw $0 in revenue in 2022.

Expenses

For the 2022 Annual Period, our total cost of sales was $179,978.86 resulting in a net loss of $179,978.86. Expenses, as detailed in the Profit and Loss statement, include Advertising and Marketing, General Business expenses, Legal and Accounting Fees, Insurance and more.

On December 31, 2022, how much available cash did the Company have?
$423.53

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
DCare is currently raising through an additional Regulation Crowdfunding campaign on PicMii Crowdfunding.

Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   i. At the time of the filing this offering statement bars the person from:
      1. **Association with an entity regulated by such commission, authority, agency or officer?**
      2. **Engaging in business of securities, insurance, or banking?**
      3. **Engaging in savings association or credit union activities?**

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or**

Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

DCare Inc answers 'NO' to all of the above questions.

All officers and directors that were required to sign the Form C are also required to sign the Form C-AR (even if those individuals are the same person s/he still has to sign in those capacities).

Pursuant to the requirements Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. By entering your name and pressing submit below, you are certifying under penalty of perjury under the laws of the United States of America, 28 U.S.C. § 1746, that the foregoing information provided by you on behalf of the company is true and complete in all material respects, to the best of your knowledge, information, and belief and that you are legally authorized to make the foregoing certification on behalf of the company. The name(s) entered below will be used as your signature(s) for the Annual Report. Furthermore, you represent that the information provided above complies with the ongoing reporting requirements of Regulation Crowdfunding and acknowledge that the company is liable for any errors, omissions, or misstatements and that the information you are submitting is not being reviewed or approved by PicMii.

Company Legal Name
DCare Inc.

Sean O'Neil

Issuer Signature
Sean O'Neil
Issuer Title
CTO

Signature Persons
All officers and directors that were required to sign the Form C are also required to sign the Form C-AR (even if those individuals are the same person s/he still has to sign in those capacities).

Exhibit A

Management Report

DiaspoCare

for the period ended 12/31/2022

Prepared by

inDinero, Inc.

Prepared on

February 9, 2023

Management Use Only

Dcare, Inc.
Balance Sheet
As of December 31, 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022
ASSETS												
Current Assets												
Bank Accounts												
Checking - 3121 - 1	19,050.45	14,023.12	5,021.13	9,136.31	3,869.94	6,702.01	2,486.73	3,883.82	12,592.62	8,280.68	419.57	423.53
Total Bank Accounts	$ 19,050.45	$ 14,023.12	$ 5,021.13	$ 9,136.31	$ 3,869.94	$ 6,702.01	$ 2,486.73	$ 3,883.82	$ 12,592.62	$ 8,280.68	$ 419.57	$ 423.53
Other Current Assets												
Undeposited Funds		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Assets	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Total Current Assets	$ 19,050.45	$ 14,023.12	$ 5,021.13	$ 9,136.31	$ 3,869.94	$ 6,702.01	$ 2,486.73	$ 3,883.82	$ 12,592.62	$ 8,280.68	$ 419.57	$ 423.53
Fixed Assets												
Trademark	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00
Total Fixed Assets	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00	$ 795.00
TOTAL ASSETS	$ 19,845.45	$ 14,818.12	$ 5,816.13	$ 9,931.31	$ 4,664.94	$ 7,497.01	$ 3,281.73	$ 4,678.82	$ 13,387.62	$ 9,075.68	$ 1,214.57	$ 1,218.53
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Other Current Liabilities												
Due to Shareholders/Founders	302,620.11	306,420.87	314,365.69	339,299.15	342,932.61	362,366.07	372,792.53	391,778.53	424,428.53	424,428.53	425,428.53	448,028.53
Payable to Healthcare Vendors	490.90	1,237.73	2,729.85	3,531.86	4,861.94	5,876.69	6,736.75	7,103.14	7,700.83	8,135.66	9,048.89	10,588.70
Total Other Current Liabilities	$ 303,111.01	$ 307,658.60	$ 317,095.54	$ 342,831.01	$ 347,794.55	$ 368,242.76	$ 379,529.28	$ 398,881.67	$ 432,129.36	$ 432,564.19	$ 434,477.42	$ 458,617.23
Total Current Liabilities	$ 303,111.01	$ 307,658.60	$ 317,095.54	$ 342,831.01	$ 347,794.55	$ 368,242.76	$ 379,529.28	$ 398,881.67	$ 432,129.36	$ 432,564.19	$ 434,477.42	$ 458,617.23
Long-Term Liabilities												
Loan from Pinnacle	160,786.62	159,661.35	158,521.79	157,367.76	156,199.07	155,015.54	153,816.98	152,603.20	151,374.00	150,129.19	148,868.57	147,591.94
Debt Issuance Cost	-2,923.70	-2,888.05	-2,852.40	-2,816.75	-2,781.10	-2,745.45	-2,709.80	-2,674.15	-2,638.50	-2,602.85	-2,567.20	-2,531.55
Total Loan from Pinnacle	$ 157,862.92	$ 156,773.30	$ 155,669.39	$ 154,551.01	$ 153,417.97	$ 152,270.09	$ 151,107.18	$ 149,929.05	$ 148,735.50	$ 147,526.34	$ 146,301.37	$ 145,060.39
Long-term loans from shareholders		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Loan from Sean Oneil	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00
Total Long-term loans from shareholders	$ 200,000.00	$ 200,000.00	$ 200,000.00	$ 200,000.00	$ 200,000.00	$ 200,000.00	$ 200,000.00	$ 200,000.00	$ 200,000.00	$ 200,000.00	$ 200,000.00	$ 200,000.00
Total Long-Term Liabilities	$ 357,862.92	$ 356,773.30	$ 355,669.39	$ 354,551.01	$ 353,417.97	$ 352,270.09	$ 351,107.18	$ 349,929.05	$ 348,735.50	$ 347,526.34	$ 346,301.37	$ 345,060.39
Total Liabilities	$ 660,973.93	$ 664,431.90	$ 672,764.93	$ 697,382.02	$ 701,212.52	$ 720,512.85	$ 730,636.46	$ 748,810.72	$ 780,864.86	$ 780,090.53	$ 780,778.79	$ 803,677.62
Equity												
Opening balance equity	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23	-622,480.23
Net Income	-18,648.25	-27,133.55	-44,468.57	-64,970.48	-74,067.35	-90,535.61	-104,874.50	-121,651.67	-144,997.01	-148,534.62	-157,083.99	-179,978.86
Total Equity	-$ 641,128.48	-$ 649,613.78	-$ 666,948.80	-$ 687,450.71	-$ 696,547.58	-$ 713,015.84	-$ 727,354.73	-$ 744,131.90	-$ 767,477.24	-$ 771,014.85	-$ 779,564.22	-$ 802,459.09
TOTAL LIABILITIES AND EQUITY	$ 19,845.45	$ 14,818.12	$ 5,816.13	$ 9,931.31	$ 4,664.94	$ 7,497.01	$ 3,281.73	$ 4,678.82	$ 13,387.62	$ 9,075.68	$ 1,214.57	$ 1,218.53

Thursday, Feb 09, 2023 04:14:39 AM GMT-8 - Cash Basis

Dcare, Inc.
Profit and Loss
January - December 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
Income													
Services Income					0.00								0.00
Total Income	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
Gross Profit	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
Expenses													
Advertising & marketing													0.00
Marketing - Event Sponsorship									3,400.00				3,400.00
Website ads	699.62	447.07	539.20	253.60	1,818.90	1,175.47	1,435.57	114.93					6,484.36
Total Advertising & marketing	**$ 699.62**	**$ 447.07**	**$ 539.20**	**$ 253.60**	**$ 1,818.90**	**$ 1,175.47**	**$ 1,435.57**	**$ 114.93**	**$ 3,400.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 9,884.36**
General business expenses													0.00
Bank fees & service charges	85.95	178.95	229.95	135.95	100.95	45.95	177.95	122.95	315.95	103.95	117.95	76.84	1,693.29
Business licenses, fees, & permits	35.65	35.65	35.65	35.65	35.65	35.65	35.65	35.65	35.65	35.65	35.65	35.65	427.80
Continuing education / Trainings	999.00												999.00
Meals						300.00							300.00
Memberships & subscriptions				90.00	1,785.05	90.00	180.00	180.00	180.00	180.00	200.00	200.00	3,085.05
Total General business expenses	**$ 1,120.60**	**$ 214.60**	**$ 265.60**	**$ 261.60**	**$ 1,921.65**	**$ 471.60**	**$ 393.60**	**$ 338.60**	**$ 531.60**	**$ 319.60**	**$ 353.60**	**$ 312.49**	**$ 6,505.14**
Insurance													0.00
Business insurance						1,453.88	352.87	352.87	352.87	352.87	352.87	352.87	3,571.10
Total Insurance	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 1,453.88**	**$ 352.87**	**$ 352.87**	**$ 352.87**	**$ 352.87**	**$ 352.87**	**$ 352.87**	**$ 3,571.10**
Interest paid	2,056.10	2,041.99	2,027.70	2,013.23	1,998.57	1,983.73	1,968.70	1,953.48	1,938.06	1,922.45	1,906.64	1,890.63	23,701.28
Legal & accounting services													0.00
Accounting fees						1,050.00	896.25	1,364.58		525.00			3,835.83
Total Legal & accounting services	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 1,050.00**	**$ 896.25**	**$ 1,364.58**	**$ 0.00**	**$ 525.00**	**$ 0.00**	**$ 0.00**	**$ 3,835.83**
Office expenses													0.00
Software & apps	959.93	3,146.15	2,302.52	1,673.48	3,157.75	833.58	791.90	652.71	362.81	417.69	586.26	529.88	15,414.66
Total Office expenses	**$ 959.93**	**$ 3,146.15**	**$ 2,302.52**	**$ 1,673.48**	**$ 3,157.75**	**$ 833.58**	**$ 791.90**	**$ 652.71**	**$ 362.81**	**$ 417.69**	**$ 586.26**	**$ 529.88**	**$ 15,414.66**
R&D - Software and Business Development	13,812.00	2,635.49	12,200.00	16,300.00	200.00	9,500.00	8,500.00	12,000.00	16,760.00		5,350.00	19,809.00	117,066.49
Total Expenses	**$ 18,648.25**	**$ 8,485.30**	**$ 17,335.02**	**$ 20,501.91**	**$ 9,096.87**	**$ 16,468.26**	**$ 14,338.89**	**$ 16,777.17**	**$ 23,345.34**	**$ 3,537.61**	**$ 8,549.37**	**$ 22,894.87**	**$ 179,978.86**
Net Operating Income	**-$ 18,648.25**	**-$ 8,485.30**	**-$ 17,335.02**	**-$ 20,501.91**	**-$ 9,096.87**	**-$ 16,468.26**	**-$ 14,338.89**	**-$ 16,777.17**	**-$ 23,345.34**	**-$ 3,537.61**	**-$ 8,549.37**	**-$ 22,894.87**	**-$ 179,978.86**
Net Income	**-$ 18,648.25**	**-$ 8,485.30**	**-$ 17,335.02**	**-$ 20,501.91**	**-$ 9,096.87**	**-$ 16,468.26**	**-$ 14,338.89**	**-$ 16,777.17**	**-$ 23,345.34**	**-$ 3,537.61**	**-$ 8,549.37**	**-$ 22,894.87**	**-$ 179,978.86**

Thursday, Feb 09, 2023 04:15:02 AM GMT-8 - Cash Basis

Dcare, Inc.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-179,978.86
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Due to Shareholders/Founders		-53,259.66
Payable to Healthcare Vendors		10,588.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	42,670.96
Net cash provided by operating activities	-$	222,649.82
FINANCING ACTIVITIES		
Loan from Pinnacle		-14,305.84
Loan from Pinnacle:Debt Issuance Cost		427.80
Long-term loans from shareholders:Loan from Sean Oneil		200,000.00
Opening balance equity		0.00
Net cash provided by financing activities	$	186,121.96
Net cash increase for period	-$	36,527.86
Cash at beginning of period		36,951.39
Cash at end of period	$	423.53

Management Report

DiaspoCare

for the period ended 12/31/2021

Prepared by
inDinero, Inc.

Prepared on
July 11, 2022

Management Use Only

Dcare, Inc.
Balance Sheet
As of December 31, 2021
UNAUDITED

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021
ASSETS												
Current Assets												
Bank Accounts												
Checking - 3121 - 1	7,868.76	115.67	8,863.37	6,844.90	1,543.80	1,116.34	5,653.65	3,198.18	80.05	67,208.69	49,454.18	36,951.39
Total Bank Accounts	**$ 7,868.76**	**$ 115.67**	**$ 8,863.37**	**$ 6,844.90**	**$ 1,543.80**	**$ 1,116.34**	**$ 5,653.65**	**$ 3,198.18**	**$ 80.05**	**$ 67,208.69**	**$ 49,454.18**	**$ 36,951.39**
Total Current Assets	**$ 7,868.76**	**$ 115.67**	**$ 8,863.37**	**$ 6,844.90**	**$ 1,543.80**	**$ 1,116.34**	**$ 5,653.65**	**$ 3,198.18**	**$ 80.05**	**$ 67,208.69**	**$ 49,454.18**	**$ 36,951.39**
Fixed Assets												
Trademark	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00	795.00
Total Fixed Assets	**$ 795.00**	**$ 795.00**	**$ 795.00**	**$ 795.00**	**$ 795.00**	**$ 795.00**	**$ 795.00**	**$ 795.00**	**$ 795.00**	**$ 795.00**	**$ 795.00**	**$ 795.00**
TOTAL ASSETS	**$ 8,663.76**	**$ 910.67**	**$ 9,658.37**	**$ 7,639.90**	**$ 2,338.80**	**$ 1,911.34**	**$ 6,448.65**	**$ 3,993.18**	**$ 875.05**	**$ 68,003.69**	**$ 50,249.18**	**$ 37,746.39**
LIABILITIES AND EQUITY												
Liabilities												
Long-Term Liabilities												
Loan from Pinnacle		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	162,995.00	162,995.00	161,054.58
Debt Issuance Cost		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-2,995.00	-2,995.00	-2,959.35
Total Loan from Pinnacle	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 160,000.00**	**$ 160,000.00**	**$ 158,095.23**
Total Long-Term Liabilities	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 160,000.00**	**$ 160,000.00**	**$ 158,095.23**
Total Liabilities	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 160,000.00**	**$ 160,000.00**	**$ 158,095.23**
Equity												
Additional paid in capital		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	403,822.00
Common stock	351,440.00	369,690.00	401,755.00	425,755.00	441,755.00	466,755.00	490,005.00	496,055.00	502,555.00	502,555.00	502,555.00	100,000.00
Retained Earnings	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14	-332,626.14
Treasury stock		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-2,533.81	-2,533.81
Net Income	-10,150.10	-36,153.19	-59,470.49	-85,488.96	-106,790.06	-132,217.52	-150,930.21	-159,435.68	-169,053.81	-261,925.17	-277,145.87	-289,010.89
Total Equity	**$ 8,663.76**	**$ 910.67**	**$ 9,658.37**	**$ 7,639.90**	**$ 2,338.80**	**$ 1,911.34**	**$ 6,448.65**	**$ 3,993.18**	**$ 875.05**	**-$ 91,996.31**	**-$ 109,750.82**	**-$ 120,348.84**
TOTAL LIABILITIES AND EQUITY	**$ 8,663.76**	**$ 910.67**	**$ 9,658.37**	**$ 7,639.90**	**$ 2,338.80**	**$ 1,911.34**	**$ 6,448.65**	**$ 3,993.18**	**$ 875.05**	**$ 68,003.69**	**$ 50,249.18**	**$ 37,746.39**

Monday, Jul 11, 2022 07:51:22 PM GMT-7 - Cash Basis

Dcare, Inc.
Profit and Loss
January - December 2021
UNAUDITED

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
Income													
Refunds								-165.95		-4,000.00			-4,165.95
Services Income	10,273.52	241.15	114.07	218.45	1,114.21	64.40	5,241.73	5,510.69	66.89	4,631.30		1,439.90	28,916.31
Total Income	**$ 10,273.52**	**$ 241.15**	**$ 114.07**	**$ 218.45**	**$ 1,114.21**	**$ 64.40**	**$ 5,241.73**	**$ 5,344.74**	**$ 66.89**	**$ 631.30**	**$ 0.00**	**$ 1,439.90**	**$ 24,750.36**
Cost of Goods Sold													
Cost of goods sold													0.00
Supplies & materials - COGS											9,500.00	10,350.00	19,850.00
Total Cost of goods sold	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 9,500.00**	**$ 10,350.00**	**$ 19,850.00**
Total Cost of Goods Sold	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 9,500.00**	**$ 10,350.00**	**$ 19,850.00**
Gross Profit	**$ 10,273.52**	**$ 241.15**	**$ 114.07**	**$ 218.45**	**$ 1,114.21**	**$ 64.40**	**$ 5,241.73**	**$ 5,344.74**	**$ 66.89**	**$ 631.30**	**-$ 9,500.00**	**-$ 8,910.10**	**$ 4,900.36**
Expenses													
Advertising & marketing													0.00
Website ads		2,650.00										386.52	3,036.52
Total Advertising & marketing	**$ 0.00**	**$ 2,650.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 386.52**	**$ 3,036.52**
Contract labor													0.00
Contractor-International	3,000.00	7,750.00	7,000.00	12,465.00	8,700.00	12,300.00	10,757.00	6,932.69	8,458.00	89,071.23	4,528.00	1,100.00	172,061.92
Total Contract labor	**$ 3,000.00**	**$ 7,750.00**	**$ 7,000.00**	**$ 12,465.00**	**$ 8,700.00**	**$ 12,300.00**	**$ 10,757.00**	**$ 6,932.69**	**$ 8,458.00**	**$ 89,071.23**	**$ 4,528.00**	**$ 1,100.00**	**$ 172,061.92**
Contributions to charities / Donations								1,500.00					1,500.00
General business expenses													0.00
Bank fees & service charges	165.95	188.95	216.95	135.95	137.95	135.95	225.95	300.00	195.95	105.95	115.95	115.95	2,041.45
Business licenses, fees, & permits												35.65	35.65
Continuing education		299.99											299.99
Total General business expenses	**$ 165.95**	**$ 488.94**	**$ 216.95**	**$ 135.95**	**$ 137.95**	**$ 135.95**	**$ 225.95**	**$ 300.00**	**$ 195.95**	**$ 105.95**	**$ 115.95**	**$ 151.60**	**$ 2,377.09**
Insurance													0.00
Business insurance	151.90	151.90	1,553.96										1,857.76
Total Insurance	**$ 151.90**	**$ 151.90**	**$ 1,553.96**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 1,857.76**
Interest paid										69.00		1,226.84	1,295.84
Office expenses													0.00
Software & apps	1,636.77	3,203.40	2,660.46	1,635.97	1,577.36	1,055.91	971.47	5,117.52	1,031.07	4,256.48	1,076.75	89.96	24,313.12
Total Office expenses	**$ 1,636.77**	**$ 3,203.40**	**$ 2,660.46**	**$ 1,635.97**	**$ 1,577.36**	**$ 1,055.91**	**$ 971.47**	**$ 5,117.52**	**$ 1,031.07**	**$ 4,256.48**	**$ 1,076.75**	**$ 89.96**	**$ 24,313.12**
Software Development / IT Support	15,469.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00	12,000.00						87,469.00
Total Expenses	**$ 20,423.62**	**$ 26,244.24**	**$ 23,431.37**	**$ 26,236.92**	**$ 22,415.31**	**$ 25,491.86**	**$ 23,954.42**	**$ 13,850.21**	**$ 9,685.02**	**$ 93,502.66**	**$ 5,720.70**	**$ 2,954.92**	**$ 293,911.25**
Net Operating Income	**-$ 10,150.10**	**-$ 26,003.09**	**-$ 23,317.30**	**-$ 26,018.47**	**-$ 21,301.10**	**-$ 25,427.46**	**-$ 18,712.69**	**-$ 8,505.47**	**-$ 9,618.13**	**-$ 92,871.36**	**-$ 15,220.70**	**-$ 11,865.02**	**-$ 289,010.89**
Net Income	**-$ 10,150.10**	**-$ 26,003.09**	**-$ 23,317.30**	**-$ 26,018.47**	**-$ 21,301.10**	**-$ 25,427.46**	**-$ 18,712.69**	**-$ 8,505.47**	**-$ 9,618.13**	**-$ 92,871.36**	**-$ 15,220.70**	**-$ 11,865.02**	**-$ 289,010.89**

Monday, Jul 11, 2022 07:52:33 PM GMT-7 - Cash Basis

Dcare, Inc.
Statement of Cash Flows
January - December 2021
UNAUDITED

		Total
OPERATING ACTIVITIES		
Net Income		-289,010.89
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	**-$**	**289,010.89**
FINANCING ACTIVITIES		
Loan from Pinnacle		161,054.58
Loan from Pinnacle:Debt Issuance Cost		-2,959.35
Additional paid in capital		403,822.00
Common stock		-235,440.00
Treasury stock		-2,533.81
Net cash provided by financing activities	**$**	**323,943.42**
Net cash increase for period	**$**	**34,932.53**
Cash at beginning of period		2,018.86
Cash at end of period	**$**	**36,951.39**

Monday, Jul 11, 2022 07:53:56 PM GMT-7

DCare Inc.

Notes to the Financial Statements

Accounting Policies

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The accounting policies followed by the company are outlined in this note to provide a better understanding of the basis on which the financial statements are prepared.

Revenue Recognition

Revenue is recognized when it is earned and realized or realizable. The company recognizes revenue from the sale of goods and services. Currently the company is operating solely as a "pass through" service that allows customers to pay healthcare vendors directly for healthcare services. Therefore, at this time the company is not realizing any revenue.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are reduced by an allowance for doubtful accounts, which reflects the best estimate of probable losses inherent in the accounts receivable balances.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Because the company offers a solely digital product, it currently does not maintain any inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Leases

The company has entered into leases for certain facilities and equipment. These leases are classified as either operating leases or finance leases in accordance with GAAP.

Income Taxes

The company follows the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Related Party Transactions

The company may enter into transactions with related parties, including its affiliates and officers and directors. Such transactions are conducted at arm's length and are disclosed in accordance with GAAP.

Contingencies

The company discloses any contingencies that are known or reasonably estimable and that could have a material impact on its financial position or results of operations.

Subsequent Events

The company evaluates events that occur subsequent to the balance sheet date but before the financial statements are issued. Disclosures are made when events that require recognition or disclosure in the financial statements have occurred.